ALIGNVEST ACQUISITION CORPORATION

FINANCIAL STATEMENTS

AS AT APRIL 30, 2016

AND FOR THE PERIOD FROM INCEPTION ON MAY 11, 2015 TO APRIL 30, 2016

Management's Report on Internal Control over Financial Reporting

The financial statements of Alignvest Acquisition Corporation (the "Corporation"), the accompanying notes thereto and other financial information contained in the Corporation's management's discussion and analysis are the responsibility of, and have been prepared by management. These financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, include management's best estimates and judgments. Management has reviewed the financial information presented throughout the documents accompanying these financial statements and has ensured it is consistent with the financial statements.

Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. However, any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements.

The Board of Directors (the "Board") is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee, which is comprised of directors, none of whom are employees of the Corporation, reviews the interim and annual financial statements and management's discussion and analysis of the Corporation and recommends them for approval by the Board of Directors. The Audit Committee reports its findings to the Board of Directors before the financial statements are approved by the Board.

Ernst & Young LLP, an independent firm of Chartered Professional Accountants, was appointed by the shareholders of the Corporation to examine the financial statements and provide an independent professional opinion as to their compliance with International Financial Reporting Standards. The auditor has full and unrestricted access to the Audit Committee to discuss the audit and related matters.

Toronto, Canada
July 21, 2016

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Alignvest Acquisition Corporation

We have audited the accompanying financial statements of Alignvest Acquisition Corporation, which comprise the statement of financial position as at April 30, 2016, and the statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for the period from inception on May 11, 2015 to April 30, 2016 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Alignvest Acquisition Corporation as at April 30, 2016 and its financial performance and its cash flows for the period from inception on May 11, 2015 to April 30, 2016 in accordance with International Financial Reporting Standards.

Toronto, Canada July 21, 2016

ALIGNVEST ACQUISITION CORPORATION
STATEMENT OF FINANCIAL POSITION

{expressed in Canadian dollars}
	Notes	April 30, 2016
		$
ASSETS
Current
Cash		1,792,631
Prepaid expenses		20,202
		1,812,833
Restricted cash and investments held in escrow	6	259,945 9117
TOTAL ASSETS		261,758 820

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities		123,010
Due to related party	11	78,822
		201,832
Deferred underwriters' commission	9	9,056,250
Class A Restricted Voting Shares subject to redemption	7	250,211,250
		259,469,332

SHAREHOLDERS' EQUITY
Share capital	1,8	8,598,601
Warrants	1,8	2,521,258
Deficit		{8,830,371)
		2,289.488
TOTAL LIABILITIES AND SHIAREHOLDERS' EQUITY		261,758,820

The accompanying no/es are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

[expressed in Canadian dollars, except per share amounts]
		From inception on
		May 11, 2015 to
	Notes	April 30, 2016
		$
REVENUE
Interest income		1,195,987

EXPENSES
Transaction costs	9	15,131,612
General and administrative	10	845,996
Net unrealized gain on changes in the fair value of financial liabilities	7	(5,951,250)
		10,026,358
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		(8,830,371)

NET EARNINGS (LOSS) PER SHARE
Basic and diluted		(1.66)

Weighted average number of Class B Shares outstanding - basic and diluted		5,330,064

The accompanying notes are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the period from inception on May 11, 2015 to April 30, 2016
[expressed in Canadian dollars, except number of shares and warrants outstanding]

		Class B Shares		Warrants
	Note	Number	Amount	Number	Amount	Deficit	Total
			$		$	$	$
Balance, May 11, 2015		-	-	-	-	-	-
Issuance of Class B Share to Sponsor	8	1	10	-	-	-	10
Issuance of Class B Shares to Founders	8	6,701,344	25,000	-	-	-	25,000
Issuance of Class B Units to Founders	8	930,375	9,210,712	465,188	93,038	-	9,303,750
Issuance of Warrants pursuant to the Offering	8	-	-	12,937,500	2,587,500	-	2,587,500
Transaction costs	8,9	-	(637,121)	-	(159,280)	-	(796,401)
Net loss and comprehensive loss		-	-	-	-	(8,830,371)	(8,830,371)
Balance, April 30, 2016		7,631,720	8,598,601	13,402,688	2,521,258	(8,830,371)	2,289,488

The accompanying notes are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION
STATEMENT OF CASH FLOWS

[expressed in Canadian dollars]
		From inception on
		May 11, 2015 to
	Notes	April 30, 2016
		$
OPERATING ACTIVITIES
Net loss and comprehensive loss for the period		(8,830,371)
Non-cash items included in net loss and other adjustments
Interest income		(1,195,987)
Transaction costs associated with financing activities	9	15,131,612
Net unrealized gain on changes in the fair value of financial liabilities	7	(5,951,250)
Changes in non-cash working capital
Prepaid expenses		(20,202)
Accounts payable and accrued liabilities		123,010
Due to related party	11	78,822
CASH USED IN OPERATING ACTIVITIES		(664,366)

INVESTING ACTIVITIES
Investment in restricted cash and investments held in escrow	7	(258,750,000)
CASH USED IN INVESTING ACTIVITIES		(258,750,000)

FINANCING ACTIVITIES
Proceeds from sale of Class B Share to Sponsor	1,8	10
Proceeds from sale of Class B Shares to Founders	1,8	25,000
Proceeds from sale of Class B Units to Founders	1,8	9,303,750
Proceeds from sale of Class A Restricted Voting Units	1,7	258,750,000
Transaction costs associated with issuance of Class A Restricted Voting Shares	9	(6,528,175)
Transaction costs associated with issuance of Class B Shares and Warrants	9	(343,588)
CASH PROVIDED BY FINANCING ACTIVITIES		261,206,997

NET INCREASE IN CASH DURING THE PERIOD		1,792,631
CASH, BEGINNING OF PERIOD		-
CASH, END OF PERIOD		1,792,631

The accompanying notes are an integral part of these financial statements.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

1. ORGANIZATION AND NATURE OF OPERATIONS

Alignvest Acquisition Corporation (the “Corporation”) is a special purpose acquisition corporation that was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Corporation (a “Qualifying Acquisition”). The Corporation’s business activities are carried out in a single business segment.

The Corporation was created by Alignvest Management Corporation (the “Sponsor” or “AMC”), an alternative investment management firm that seeks to deliver exceptional risk-adjusted returns for its clients. AMC was formed in 2011 and has raised equity and investment capital from a number of private family offices and institutions.

The Corporation was incorporated on May 11, 2015 under the Business Corporations Act (Ontario), and is domiciled in Canada. The Corporation’s head office, and the head office of AMC, is located at 100 King Street West, 70th Floor, Toronto, Ontario, Canada, M5X 1C7.

On May 11, 2015, AMC purchased 1 Class B Share of the Corporation for $10. On June 16, 2015, AMC purchased an additional 5,863,679 Class B Shares and each of Bonnie Brooks, Vince Hemmer, Adam Jiwan, Nadir Mohamed and Donald Walker (collectively with the Sponsor, the “Founders”), purchased 167,533 Class B Shares (collectively, the “Founders’ Shares”) for aggregate proceeds of $25,000.

On June 24, 2015, the Corporation announced the completion of its initial public offering (the “Offering”) of 22,500,000 units at $10.00 per unit. Each unit consisted of one Class A Restricted Voting Share of the Corporation and one half of a warrant (together, a “Class A Restricted Voting Unit”). Following a Qualifying Acquisition, each Class A Restricted Voting Share will be automatically converted into one Class B Share of the Corporation, and accordingly, each whole warrant (a “Warrant”) will entitle the holder thereof to purchase one Class B Share at an exercise price of $11.50, subject to anti-dilution adjustments, for a five-year period following completion of a Qualifying Acquisition. The Class A Restricted Voting Units traded on the Toronto Stock Exchange (“TSX”) under the symbol “AQX.UN”. On August 4, 2015, the Class A Restricted Voting Shares and Warrants underlying the Class A Restricted Voting Units commenced trading separately on the TSX under the symbols “AQX.A” and “AQX.WT”, respectively.

On June 24, 2015, concurrent with closing of the Offering, the Sponsor purchased 740,250 Class B Units and each of the Founders (excluding the Sponsor) purchased 21,150 Class B Units for a purchase price of $10.00 per Class B Unit for a total of 846,000 Class B Units and aggregate proceeds of $8,460,000. Each Class B Unit consisted of one Class B Share and one-half of a Warrant, with each whole Warrant entitling the holder thereof to purchase one Class A Restricted Voting Share (and upon closing of a Qualifying Acquisition, each whole Warrant would represent the entitlement to purchase one Class B Share), at an exercise price of $11.50 for a five-year period following completion of a Qualifying Acquisition.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

In connection with the Offering, the Corporation granted the underwriters a 30-day non-transferable over-allotment option to purchase up to an additional 3,375,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit, to cover over-allotments, if any, and for market stabilization purposes. On July 7, 2015, the underwriters exercised their over-allotment option in full to purchase an additional 3,375,000 Class A Restricted Voting Units for aggregate proceeds of $33,750,000. Concurrent with the exercise of the over-allotment option, the Sponsor purchased an additional 73,830 Class B Units, and each of the Founders (excluding the Sponsor) purchased an additional 2,109 Class B Units at an offering price of $10.00 per Class B Unit, or aggregate proceeds of $843,750.

The Founders’ Shares included an aggregate of up to 864,844 Class B Shares that were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full. No Founders’ Shares were forfeited pursuant to these arrangements.

As at April 30, 2016, the Founders collectively owned 6,701,345 Class B Shares and 930,375 Class B Units of the Corporation, representing 22.78% of the Corporation’s total issued and outstanding Class A Restricted Voting Shares and Class B Shares.

Upon closing of the Offering, an aggregate of $258,750,000 from the sale of Class A Restricted Voting Units, or $10.00 per Class A Restricted Voting Unit sold to the public, was placed with Equity Financial Trust Company, as escrow agent, in an escrow account (the “Escrow Account”) in Toronto, Ontario at a Canadian chartered bank or subsidiary thereof, in accordance with the escrow agreement. Subject to applicable law, none of the funds held in the Escrow Account will be released from the Escrow Account until the earliest of: (i) the closing of a Qualifying Acquisition; (ii) a redemption of Class A Restricted Voting Shares as further described below; (iii) the dissolution of the Corporation; and (iv) the requirement to pay taxes on the amounts earned on the escrowed funds and/or other applicable amounts. The escrowed funds will also be used to pay the deferred underwriters’ commission, which will be payable by the Corporation to the underwriters upon the closing of a Qualifying Acquisition. After deducting the expenses of the Offering, any remaining net proceeds from the issuance of Class A Restricted Voting Units and Class B Units not held in the Escrow Account may be used by the Corporation to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

In connection with any Qualifying Acquisition, the Corporation will seek shareholder approval at a shareholders’ meeting called for such purpose. Irrespective of whether they vote for or against, or do not vote on, the proposed Qualifying Acquisition, holders of Class A Restricted Voting Shares may elect to redeem all or a portion of their Class A Restricted Voting Shares at a per share price, payable in cash, equal to the per share amount then on deposit in the Escrow Account, including interest or other amounts earned (net of applicable taxes payable on such interest and other amounts earned in the Escrow Account, and net of direct expenses related to the redemption), subject to certain limitations, including a mechanism to prevent any single shareholder, together with any affiliate of such shareholder or other person with whom such shareholder or affiliate is acting jointly or in concert, from redeeming more than 15% of the Class A Restricted Voting Shares sold in the Offering. The Founders of the Corporation shall not be entitled to redeem any Class B Shares of the Corporation purchased by them, including the Class B Shares forming part of the Class B Units that they purchased.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

If the Corporation is unable to complete its Qualifying Acquisition within 21 months from the date of the closing of the Offering (or 24 months from the date of the closing of the Offering if the Corporation has executed a letter of intent, agreement in principle or definitive agreement for a Qualifying Acquisition within 21 months from the date of the closing of the Offering, but has not completed such Qualifying Acquisition within the 21 month period), the Corporation will liquidate and dissolve and distribute its assets in the Escrow Account to the holders of the Class A Restricted Voting Shares. In such case, each holder of a Class A Restricted Voting Share will receive a full pro-rata portion of the amount then held in the Escrow Account, including any interest or other amounts earned, net of any applicable taxes paid on such interest and other amounts earned in the Escrow Account, and net of up to a maximum of $50,000 of interest and other amounts earned to pay actual and expected expenses of dissolution and certain other related costs. Subject to the Corporation’s Board of Directors, and with the consent of the TSX, if required, the permitted timeline for the completion of the Qualifying Acquisition can be extended by up to 36 months with shareholder approval from the holders of Class A Restricted Voting Shares, subject to applicable redemption rights.

2. BASIS OF PRESENTATION

These financial statements of the Corporation as at April 30, 2016 and for the period from inception of the Corporation on May 11, 2015 to April 30, 2016 (the “2016 Financial Statements”) have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and with interpretations of the International Financial Reporting Interpretations Committee, which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the Chartered Professional Accountants of Canada Handbook – Accounting. The 2016 Financial Statements were authorized for issuance by the Board of Directors on July 21, 2016.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Corporation in the preparation of its financial statements are set out below.

Basis of Presentation

These financial statements have been prepared under the historical cost convention, except for the carrying value of Class A Restricted Voting Shares subject to redemption, which are measured at fair value as determined at each reporting date. The Corporation’s functional and presentation currency is the Canadian dollar.

Financial Instruments

Financial assets and liabilities are recognized when the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or are assigned and the Corporation has transferred substantially all risks and rewards of ownership in respect of the asset. Financial liabilities are derecognized when the related obligation is discharged, cancelled or expires.

Classification of financial instruments in the Corporation’s financial statements depends on the purpose for which the financial instruments were acquired or incurred. Management determines the classification of financial instruments at initial recognition.

Financial assets are classified as fair value through profit or loss ("FVTPL") or as loans and receivables. Financial liabilities are classified as FVTPL or as other financial liabilities.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

Financial instruments are recognized initially at fair value. Transaction costs that are directly attributable to the acquisition or issue of a financial instrument classified as other than at FVTPL are added to the carrying amount of the asset or liability. The fair value of financial instruments is generally determined by reference to quoted market prices at the close of trading where an active market exists. The Company uses the last traded price if it falls within the day's bid-ask spread. If the last traded price falls outside of the day's bid-ask spread, management will determine the point within the bid-ask spread that is most representative of fair value based on the specific facts and circumstances. Where an active market is not available for a financial instrument, the fair value is determined using valuation techniques.

Financial instruments classified as FVTPL are carried at fair value in the statement of financial position and any gains or losses are recorded in net income (loss) in the period in which they arise. Financial instruments classified as FVTPL include Class A Restricted Voting Shares subject to redemption.

Loans and receivables and other financial liabilities are recognized at amortized cost using the effective interest rate method. Such accounts include prepaid expenses, accounts payable and accrued liabilities and due to related party. All financial instruments recognized at fair value in the statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

[ ]	Level 1 – valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.
[ ]

Level 2 – valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.

[ ]	Level 3 – valuation techniques with significant unobservable market inputs.

Impairment of Financial Assets at Amortized Cost

At each reporting date, the Corporation assesses whether there is objective evidence that a financial asset is impaired. A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated. Objective evidence may include significant financial difficulty of the obligor or delinquencies in interest and principal payments. If such evidence exists, the Corporation recognizes an impairment loss equal to the difference between the carrying value of the financial asset and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate for the financial asset. An impairment of a financial asset carried at amortized cost is reversed in subsequent periods if the amount of the loss decreased and the decrease can be related objectively to an event occurring after the impairment was recognized.

Income Taxes

The Corporation follows the balance sheet liability method to provide for income taxes on all transactions. The balance sheet liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference and for unused tax losses and unused tax credits, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in net income or loss in the period that includes the substantive enactment date. Deferred income tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred income tax asset could be materially impacted.

Earnings (Loss) Per Share

Basic earnings or loss per Class B Share is computed by dividing the net earnings or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Shares that are contingently subject to forfeiture are excluded from the determination of the weighted average number of shares outstanding until the date such shares are no longer subject to forfeiture. The determination of the weighted average number of shares outstanding excludes the effect of Class A Restricted Voting Shares subject to possible redemption as such shares are classified as debt instruments. Diluted earnings per share, where applicable, is calculated by adjusting the weighted average number of shares outstanding for dilutive instruments by applying the treasury stock method.

Accounting Standards, Interpretations and Amendments to Existing Standards not yet Effective

IAS 1, Presentation of Financial Statements (“IAS 1”)
In December 2014, the IASB issued amendments to IAS 1, clarifying guidance on the concepts of materiality and aggregation of items in the financial statements, the use and presentation of subtotals in the statements of net income or loss and comprehensive income or loss, and providing additional flexibility in the structure and disclosures of the financial statements to enhance understandability. The amendments to IAS 1 become mandatory for annual periods beginning on or after January 1, 2016 with early adoption permitted.

IFRS 9, Financial Instruments (“IFRS 9”)
IFRS 9, published in July 2014, replaces IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements for the classification, measurement and impairment of financial assets and hedge accounting. It establishes two primary measurement categories for financial assets: (i) amortized cost, and (ii) fair value; establishes criteria for classification of financial assets within the measurement category based on business model and cash flow characteristics; and eliminates existing held for trading, held to maturity, available for sale, loans and receivable and other financial liabilities categories. IFRS 9 also introduces a new model for the impairment of financial assets and requires an economic relationship between the hedged item and hedging instrument. This standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

The Corporation is currently assessing the impact of the accounting standards on the financial statements.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

4. CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these financial statements requires the Corporation to make judgments in applying its accounting policies and estimates and assumptions about the future. These judgments, estimates and assumptions affect the Corporation’s reported amounts of assets, liabilities, and items in net income or loss, and the related disclosure of contingent assets and liabilities, if any. The Corporation evaluates its estimates on an ongoing basis. Such estimates are based on various assumptions that the Corporation believes are reasonable under the circumstances, and these estimates form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of items in net income or loss that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following discusses the most significant accounting judgments, estimates and assumptions that the Corporation has made in the preparation of its 2016 Financial Statements.

Fair Value of Financial Instruments

Certain financial instruments are recorded in the Corporation’s statement of financial position at values that are representative of or approximate their fair value. The fair value of a financial instrument that is traded in active markets at each reporting date is determined by reference to its quoted market price. Changes in the underlying trading value may significantly affect the amount of net income or loss for a particular period. Furthermore, the quoted market price of a financial liability may not be equal to the amount that the Corporation may have to pay in settlement of the underlying obligation, should such obligation become immediately payable. The Corporation reviews assumptions relating to financial instruments on an ongoing basis to ensure that the basis for determination of fair value is appropriate.

Warrant Valuation

Pursuant to the Corporation’s Offering of Class A Restricted Voting Units and Class B Units, the Corporation issued Warrants. Estimating the fair value of warrants requires determining the most appropriate valuation model that is dependent on the terms and conditions of the warrant. The Corporation applies an option-pricing model to measure the fair value of the Warrants issued. Application of the option-pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets and the expected life of the warrant. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net income or loss.

Income Tax

The determination of the Corporation’s income taxes and other tax assets and liabilities requires interpretation of complex laws and regulations. Judgment is required in determining whether deferred income tax assets should be recognized on the statement of financial position. Deferred income tax assets, including those arising from unutilized tax losses, require management to assess the likelihood that the Corporation will generate taxable income in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing laws in each applicable jurisdiction. Future taxable income is also significantly dependent upon the Corporation completing a Qualifying Acquisition, the underlying structure of a Qualifying Acquisition, and the resulting nature of operations. To the extent that future cash flows and/or the probability, structure and timing, and the nature of operations of a future Qualifying Acquisition differ significantly from estimates made, the ability of the Corporation to realize a deferred tax asset could be materially impacted.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

5. THE OFFERING

The securities offered to the public pursuant to the Offering included 22,500,000 Class A Restricted Voting Units at an offering price of $10.00 per Class A Restricted Voting Unit. In addition, and in connection with the Offering, the Corporation granted to the underwriters an over-allotment option to purchase up to an additional 3,375,000 Class A Restricted Voting Units, at a price of $10.00 per Class A Restricted Voting Unit. On July 7, 2015, the underwriters exercised their over-allotment option to purchase an additional 3,375,000 Class A Restricted Voting Units.

Each Class A Restricted Voting Unit consisted of one Class A Restricted Voting Share and one half of a warrant. Each full warrant will become exercisable only commencing 30 days after the completion of a Qualifying Acquisition, and is exercisable to purchase one Class B Share at an exercise price of $11.50, subject to normal anti-dilution adjustments. The warrants will expire on the day that is five years after the completion of a Qualifying Acquisition or may expire if a Qualifying Acquisition is not completed.

If the Corporation is unable to complete a Qualifying Acquisition within 21 months from the closing of the Offering, or 24 months from the date of the closing of the Offering if the Corporation has executed a definitive agreement for a Qualifying Acquisition within 21 months from the date of the closing of the Offering, but has not completed such Qualifying Acquisition within the 21-month period, it will redeem 100% of the issued and outstanding Class A Restricted Voting Shares using the funds in the Escrow Account [note 6]. In such event, warrants may expire and be worthless.

In consideration for their services in connection with the Offering, the Corporation has agreed to pay the underwriters a commission equal to 6.0% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $0.250 per Class A Restricted Voting Unit to the underwriters upon closing of the Offering and the exercise of the over-allotment option, as applicable. Furthermore, the Corporation has deposited to the Escrow Account $0.350 per Class A Restricted Voting Unit, which will be released to the underwriters only upon completion of a Qualifying Acquisition.

6. RESTRICTED CASH AND INVESTMENTS HELD IN ESCROW

Restricted cash and investments held in escrow comprise the following:

April 30, 2016
$
Cash	1
Investment in Government of Canada Treasury Bills due June 24, 2016	259,734,640
Accrued interest	211,346
Restricted cash and investments held in escrow	259,945,987

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

7. CLASS A RESTRICTED VOTING SHARES SUBJECT TO REDEMPTION

Authorized

The Corporation is authorized to issue an unlimited number of Class A shares (the “Class A Restricted Voting Shares”). The holders of Class A Restricted Voting Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class A Restricted Voting Shares are not entitled to vote at, or receive notice of or meeting materials in respect of customary annual general meeting matters, including the election and removal of directors and auditors. The holders of Class A Restricted Voting Shares would, however, be entitled to vote on and receive notice of meeting materials on all other matters requiring shareholder approval, including approval of an extension of the permitted timeline and of a proposed Qualifying Acquisition.

Redemption rights

The holders of Class A Restricted Voting Shares are entitled to redeem their shares, subject to certain conditions, and are entitled to receive the escrow proceeds from the Escrow Account in the event that the Corporation does not complete a Qualifying Acquisition within the permitted timeline. Upon such redemption, the rights of holders of Class A Restricted Voting Shares as shareholders will be completely extinguished.

Fair Value of Class A Restricted Voting Shares Subject to Redemption

The redemption rights embedded in the terms of the Corporation’s Class A Restricted Voting Shares are considered by the Corporation to be outside of the Corporation’s control and subject to uncertain future events. Accordingly, the Corporation has classified its “Class A Restricted Voting Shares subject to redemption” as financial liabilities at FVTPL. The fair value of the Corporation’s Class A Restricted Voting Shares is determined by reference to its quoted market price on the TSX at each reporting period. At April 30, 2016 the Class A Restricted Voting Shares closed at a price of $9.67 per share.

Class A Restricted Voting Shares – Issued and Outstanding

	Number	$
Balance, May 11, 2015	-	-
Issuance of Class A Restricted Voting Shares pursuant to the Offering	22,500,000	225,000,000
Issuance of Class A Restricted Voting Shares pursuant to exercise of the over- allotment option	3,375,000	33,750,000
	25,875,000	258,750,000
Adjusted for:
Allocation of proceeds received pursuant to the Offering and exercise of the over-allotment option attributed to Warrants		(2,587,500)
Fair value adjustment		(5,951,250)
Balance, April 30, 2016	25,875,000	250,211,250

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

8. SHAREHOLDERS’ EQUITY

A) Class B Shares

Authorized

The Corporation is authorized to issue an unlimited number of Class B shares (the “Class B Shares”) without nominal or par value. The holders of Class B Shares have no pre-emptive rights or other subscription rights and there are no sinking fund provisions applicable to these shares.

Voting rights

Holders of Class B Shares are entitled to vote at all meetings of shareholders and on all matters requiring a shareholder vote, with the exception of a vote to approve an extension of the permitted timeline within which the Corporation is required to complete its Qualifying Acquisition, which will only be voted upon by holders of Class A Restricted Voting Shares.

Redemption rights

Holders of Class B Shares do not have any redemption rights with respect to their Class B Shares, or rights to distributions from the Escrow Account if the Corporation fails to complete a Qualifying Acquisition within the permitted timeline.

Forfeiture of Founders’ Shares

By agreement with the Founders, 25% of the Founders’ Shares held by each of the Founders (the “Founders’ Forfeiture Shares”) will be subject to forfeiture by the Founders on the fifth anniversary of the closing of a Qualifying Acquisition unless the closing price of the Class B Shares exceeds $13.00 for any 20 trading days within a 30-trading-day period at any time following the closing of a Qualifying Acquisition. The Founders’ Forfeiture Shares will be subject to transfer restrictions until such time as the above conditions are met, at which point they will become subject to the same restrictions on transfer, assignment or sale as all other Founders’ Shares.

Restrictions on Transfer, Assignment or Sale of Founders’ Shares

The holders of the Founders’ Shares have agreed not to transfer, assign or sell any of their Founders’ Shares prior to completion of the Corporation’s Qualifying Acquisition, and following completion of a Qualifying Acquisition, they have agreed not to sell or transfer any of their Founders’ Shares until the earlier of:

[ ]	One year following completion of a Qualifying Acquisition; or
[ ]	The closing price of the Class B Shares equaling or exceeding $12.00 per share for any 20 trading days within a 30-day trading period at any time following the closing of a Qualifying Acquisition.

The Founders Shares may also be subject to TSX escrow requirements.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

Class B Shares - Issued and Outstanding

	Number	$
Balance, May 11, 2015	-	-
Issuance of Class B Share to Sponsor	1	10
Issuance of Class B Shares to Founders	6,701,344	25,000
Issuance of Class B Units	930,375	9,303,750
	7,631,720	9,328,760
Adjusted for:

Allocation of proceeds received pursuant to issuance of Class B Units attributed to Warrants		(93,038)

Transaction costs [note 9]		(637,121)

Balance, April 30, 2016	7,631,720	8,598,601

B) Warrants

As at April 30, 2016, the Corporation had 13,402,688 Warrants outstanding, each with an exercise price of $11.50 per Warrant. The Warrants are not exercisable by the holder thereof until 30 days after the Corporation completes a Qualifying Acquisition. Following a Qualifying Acquisition, each Warrant will entitle the holder thereof to purchase one Class A Restricted Voting Share (and upon closing of a Qualifying Acquisition, each Warrant would represent the entitlement to purchase one Class B Share), at an exercise price of $11.50, subject to normal anti-dilution adjustments, for a five-year period following completion by the Corporation of a Qualifying Acquisition. Warrants will expire if a Qualifying Acquisition is not completed.

Once the Warrants become exercisable, the Corporation may accelerate the expiry date of the outstanding Warrants by providing 30 days’ notice, if and only if, the closing price of the Class B Shares equals or exceeds $24.00 per Class B Share (as adjusted for stock splits or combinations, stock dividends, extraordinary dividends, reorganization and recapitalizations) for any 20 trading days within a 30 trading day period.

Warrants - Issued and Outstanding

	Number	$
Balance, May 11, 2015	-	-
Warrants issued in connection with:
Issuance of Class A Restricted Voting Units pursuant to the Offering	11,250,000	2,250,000
Issuance of Class A Restricted Voting Units pursuant to exercise of the over- allotment option	1,687,500	337,500
Issuance of Class B Units	465,188	93,038
	13,402,688	2,680,538
Adjusted for:
Transaction costs [note 9]		(159,280)
Balance, April 30, 2016	13,402,688	2,521,258

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

9. TRANSACTION COSTS

Transaction costs consist principally of legal, accounting and underwriting costs incurred through to the date of the statement of financial position that are directly related to the Offering.

Transaction costs incurred amounted to $15,928,013 (including $15,525,000 in underwriters’ commission of which $9,056,250 is deferred and payable only upon completion of a Qualifying Acquisition). Transaction costs were expensed to the statement of operations and comprehensive income (loss) as incurred, except for $796,401 of transaction costs that were allocated to shareholders’ equity as they were determined to be in respect of the issuance of Class B Shares and Warrants.

Transaction costs incurred from inception on May 11, 2015 to April 30, 2016 were allocated as follows:

	Class A
	Restricted	Shareholders'
	Voting Units	Equity	Total
	$	$	$
Underwriters' commission	6,145,312	323,438	6,468,750
Deferred underwriters' commission	8,603,437	452,813	9,056,250
Professional fees (legal, accounting, etc.)	252,557	13,292	265,849
Underwriters' out-of-pocket expenditures	80,750	4,250	85,000
Translation costs	28,586	1,505	30,091
Printing	20,970	1,103	22,073
	15,131,612	796,401	15,928,013

Underwriters’ commission

In consideration for their services in connection with the Offering, the Corporation has agreed to pay the underwriters a commission equal to 6.0% of the gross proceeds of the Class A Restricted Voting Units issued under the Offering. The Corporation paid $6,468,750, representing $0.250 per Class A Restricted Voting Unit to the underwriters upon closing of the Offering and the exercise of the over-allotment option. Upon completion of a Qualifying Acquisition, the remaining $9,056,250 of the underwriters’ commission, representing $0.350 per Class A Restricted Voting Unit, will be released to the underwriters from the funds held in the Escrow Account.

10. GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE

From inception on
May 11, 2015 to
April 30, 2016
$
Public company expenses	418,001
Insurance	36,765
General office expenses	391,230
845.996

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

11. RELATED PARTY TRANSACTIONS

The Sponsor has agreed that until the Corporation completes a Qualifying Acquisition, it will provide certain office space, utilities and administrative support to the Corporation. The Corporation has agreed to pay $10,000 per month, plus applicable taxes, for the provision of such services commencing on the effective date of the closing of the Offering. As at April 30, 2016, the amount due to the Sponsor was $78,832, which included $11,300 for office and administrative support and the remainder for out-of-pocket expenses paid by the Sponsor on behalf of the Corporation.

The amounts due to AMC are currently non-interest bearing and are payable no later than the date of the consummation of a Qualifying Acquisition. Due to the short-term nature of this arrangement, the fair value of the amounts due to related party approximates their carrying amount.

AMC has executed a make whole agreement and undertaking in favour of the Corporation, whereby AMC has agreed to indemnify the Corporation in certain limited circumstances where the funds held in the Escrow Account are reduced to below $10.00 per Class A Restricted Voting Share.

12. INCOME TAXES

The income tax recovery amount on pre-tax losses differs from the income tax recovery amount that would arise using the combined Canadian federal and provincial statutory tax rate of 26.5%, as a result of the following items:

From inception on
May 11, 2015 to
April 30, 2016
$
Loss before tax at statutory rate of 26.5%	2,340,048
Effect on taxes of:
Non-deductible expenses	(2,435)
Unrealized change in fair value of financial liabilities	1,577,081
Change in unrecognized temporary differences	(3,914,694)
Income tax recovery	-

Deferred income tax assets are only given recognition in the Corporation’s financial statements if management has determined that it is probable that such deferred income tax assets may be recovered. The recoverability of deferred income tax assets is partially dependent on the nature, terms and conditions of a Qualifying Acquisition that is to be completed in the future, causing uncertainty in the ability of the Corporation to benefit from deferred income tax assets. As such, management believes that the following deductible temporary differences do not currently meet the criteria for recognition:

As at April 30, 2016
$
Tax loss carryforwards	977,517
Share issue costs	14,591,314
15,568,831

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

At April 30, 2016, the Corporation had estimated non-capital losses of $977,517 that may be carried forward to reduce taxable income derived in future years. These non-capital losses will expire in 2036.

Transaction costs paid by the Corporation in respect of the issuance of shares, including the issuance of Class A Restricted Voting Shares, are deductible for income tax purposes on a straight line basis over a five-year period. Deferred underwriters’ commissions will be deductible, if and when paid pursuant to a Qualifying Acquisition, on a straight line basis over a five-year period.

13. FINANCIAL INSTRUMENTS

Fair Value Measurements

The following table summarizes those assets and liabilities that are included at their fair values in the Corporation’s statement of financial position as at April 30, 2016, or those assets and liabilities for which fair value is otherwise disclosed in the accompanying notes to the 2016 Financial Statements. These assets and liabilities have been categorized into hierarchal levels, according to the significance of the inputs used in determining fair value measurements.

		Fair value as at April 30, 2016
	Carrying value as at
	April 30, 2016	Level 1	Level 2	Level 3
	$	$	$	$
Financial assets
Restricted cash and investments held in escrow	259,945,987	-	259,945,987	-

Financial liabilities
Class A Restricted Voting Shares subject to redemption	250,211,250	250,211,250	-	-

The Corporation is exposed to financial risks due to the nature of its business and the financial assets and liabilities that it holds. The Corporation’s overall risk management strategy seeks to minimize potential adverse effects of the Corporation’s financial performance.

Market Risk
Market risk is the risk that a material loss may arise from fluctuations in the fair value of a financial instrument. For purposes of this disclosure, the Corporation segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair Value Risk
Fair value risk is the potential for loss from an adverse movement, excluding movements relating to changes in interest rates and foreign exchange rates, because of changes in market prices. The Corporation is exposed to fair value risk in respect of its Class A Restricted Voting Shares subject to redemption, which are carried in the Corporation’s financial statements at their fair value. A 1% absolute change in the fair value of Class A Restricted Voting Shares would result in a change to the net loss for the period from inception on May 11, 2015 to April 30, 2016 of $2,587,500.

ALIGNVEST ACQUISITION CORPORATION
Notes to the Financial Statements
April 30, 2016
[In Canadian dollars, unless otherwise specified]

Interest Rate Risk
Interest rate risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk on its restricted cash and investments held in its Escrow Account. Due to the short-term nature of these financial instruments, the Corporation’s exposure to interest rate risk is nominal.

Currency Risk
Currency risk relates to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates relative to the Corporation’s presentation currency of the Canadian dollar. The Corporation does not currently have any exposure to currency risk as the Corporation does not transact in any currency other than the Canadian dollar.

14. CAPITAL MANAGEMENT

The Corporation defines the capital that it manages as its shareholders’ equity, and its Class A Restricted Voting Shares. The following table summarizes the carrying value of the Corporation’s capital as at April 30, 2016:

As at April 30, 2016
$
Shareholders' equity	2,289,488
Class A Restricted Voting Shares subject to redemption	250,211,250
252,500,738

The Corporation’s primary objective in managing capital is to ensure capital preservation in order to benefit from acquisition opportunities as they arise.

Liquidity
As at April 30, 2016, the Corporation had $1,792,631 in cash. The Corporation expects to incur significant costs in pursuit of its acquisition plans.

To the extent that the Corporation may require additional funding for general ongoing expenses or in connection with sourcing a proposed Qualifying Acquisition, the Corporation may obtain such funding by way of unsecured loans from AMC or from affiliates of AMC, subject to consent of the TSX, which loans would, unless approved otherwise by the TSX, bear interest at no more than the prime rate plus 1%. AMC would not have recourse under such loans against the Escrow Account, and thus the loans will not reduce the value of such Escrow Account. Such loans will collectively be subject to a maximum principal amount of $1,000,000 in the aggregate, and may be repayable in cash following the closing of a Qualifying Acquisition.

Otherwise, and subject to any relief granted by the TSX, the Corporation may seek to raise additional funds through a rights offering of shares available to its shareholders, in accordance with the requirements of applicable securities legislation, and subject to placing the required funds raised in the Escrow Account in accordance with applicable TSX rules. Other than the foregoing, the Corporation will not be able to obtain any form of debt or equity financing other than in accordance with applicable securities laws and only with the consent of the TSX. There is no assurance that the Corporation’s plans to consummate a Qualifying Acquisition will be successful.